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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer: Actrade International, Ltd.

Title of Class of Securities:  Common Stock, par value $.0001

CUSIP Number:  004931101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

        Mr. Ronald Eubel, c/o Eubel Brady & Suttman Asset
        Management, Inc., 7777 Washington Village Drive,
               Dayton, Ohio 45459, (513) 291-1223


     (Date of Event which Requires Filing of this Statement)

                          June 30, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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Cusip No.  004931101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Ronald L. Eubel

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         458,130

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         458,130

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         458,130

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         6.53%

14. Type of Reporting Person

         IN














































                                3



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CUSIP No. 004931101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Mark E. Brady

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         458,130

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         458,130

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         458,130

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         6.53%

14. Type of Reporting Person

         IN














































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CUSIP No. 004931101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert J. Suttman

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC, PF

5. Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

          10,000

8.  Shared Voting Power:

         458,130

9.  Sole Dispositive Power:

          10,000

10. Shared Dispositive Power:

         458,130

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         468,130

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         6.67%

14. Type of Reporting Person

         IN














































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Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, each of Messrs. Eubel, Brady and Suttman are deemed to beneficially own 458,130 shares of Common Stock. All such 458,130 shares of Common Stock are held by the Partnership or managed accounts over which the Reporting Persons have investment discretion. In addition, Mr. Suttman personally holds 10,000 shares of Common Stock. Since the last filing on Schedule 13D, the Partnership or managed accounts over which the Reporting Persons have investment discretion made an open-market purchase of shares of Common Stock for $93,486, purchased shares of Common Stock in a private placement for $1,175,000 and Mr. Suttman purchased shares of Common Stock in a private placement for $25,000. The funds for the purchase of Common Stock held in the Partnership came from capital contributions to the Partnership by its general and limited partners. The funds for the purchase of Common Stock held in the managed accounts came from each such account's own funds. The funds for the purchase of Common Stock personally held by Mr. Suttman came from Mr. Suttman's personal funds. No funds were borrowed to finance the purchase.

Item 4.  PURPOSE OF TRANSACTIONS.

         No change.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         Based on information from the Company, 7,015,681 shares of Common Stock are believed to be outstanding. As noted above, Messrs. Eubel and Brady each are deemed to beneficially own 458,130 shares of Common Stock and therefore each are deemed to beneficially own 6.53% of the outstanding shares of Common Stock. Mr. Suttman is deemed to beneficially own 468,130 shares of Common Stock and therefore is deemed to beneficially own 6.67% of the outstanding shares of Common Stock. Each Reporting Person has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of



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         all the shares of Common Stock that he beneficially
         owns.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by the Reporting Persons during the past 60 days.


         Signature

         The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


July 10, 1997


                                      /s/ Ronald L. Eubel
                                  __________________________
                                       Ronald L. Eubel


                                      /s/ Mark E. Brady
                                  __________________________
                                       Mark E. Brady


                                      /s/ Robert J. Suttman
                                  __________________________
                                       Robert J. Suttman














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                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

July 10, 1997 relating to the Common Stock of Actrade

International, Ltd. shall be filed on behalf of the

undersigned.



                                  /s/ Ronald L. Eubel
                             _________________________________
                                       Ronald L. Eubel


                                  /s/ Mark E. Brady
                             _________________________________
                                      Mark E. Brady


                                  /s/ Robert J. Suttman
                             _________________________________
                                      Robert J. Suttman

























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                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

Date               Shares Purchased    Price Per Share
                      or (Sold)        (Not Including Commission)
____               _______________     ______________________

6/30/97            120,000                  $10.00











































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